Consent of Chief Mining Engineer

I hereby consent to the reference to and use of my reserves evaluation report dated January 29, 2004 by Shell Canada Limited (the “Corporation”) in its annual report on Form 40-F and Annual Information Form, each dated March 11, 2004, with respect to the Corporation’s reserves data and related information for the year ended December 31, 2003.

/s/ Allen G. Vanderputten

Allen G. Vanderputten
Chief Mining Engineer

January 29, 2004